

Cowan, Mark A.

From: Jacquie Veneziani [jacquie.veneziani@symetra.com]
Sent: Friday, April 27, 2012 12:19 PM
To: Cowan, Mark A.
Subject: Symetra True Variable Annuity (File No. 333-178461)
Attachments: 2012-05-03 Symetra True - Prospectus - File 333-178461.pdf

Mark –

I have attached a PDF of two updated pages of Appendix C State Variations of the prospectus for True Variable Annuity. I will follow up with you on Monday to make sure there are no other outstanding items from the staff's perspective before Symetra's request for acceleration for an effective date of May 7, 2012.

Thank you and have a nice weekend.

Jacqueline M. Veneziani
Vice President and Associate General Counsel | Law Department
Phone 425.256.5026 |
Cell 425.241.0964 | Fax 425.256.6080

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RETIREMENT | BENEFITS | LIFE

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